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                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 22977
          BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1999





                             CONTENTS



                                                          Page

Statements of Transfer Fee Billings                         1

Summary of Costs Incurred                                   2

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
                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                    STATEMENTS OF TRANSFER FEE BILLINGS
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1999
                                     April 1999                       May 1999                      June 1999
                             Tons      Fee        Amount    Tons       Fee      Amount    Tons        Fee        Amount
                                    (per ton)     (000)             (per ton)   (000)              (per ton)     (000)
SERVICE TO AFFILIATES

  Indiana-Kentucky Electric
  Corp:
    Clifty Creek . . . . .      41,097  $1.54     $   63     13,570   $1.54    $   21       41,417     $1.54     $   64

  Indiana Michigan Power
  Company and AEP Generating
  Company:
    Rockport Plant . . . .     734,185  $1.54      1,131    760,620   $1.54     1,171      673,553     $1.54      1,037

SERVICE TO NON-AFFILIATES      571,761  $1.46        835    525,754   $1.36       716      388,353     $1.36        528

    TOTAL. . . . . . . . .   1,347,043            $2,029  1,299,944            $1,908    1,103,323               $1,629
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
                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                         SUMMARY OF COSTS INCURRED
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1999
                                                                    Three
                                                                    Months
                                  April       May        June       Ended
                                  1999       1999        1999      6/30/99
                                              (in thousands)
Rents. . . . . . . . . . . . . . $  589     $  588      $  588     $1,765
Labor-UMW* . . . . . . . . . . .    267        225         168        660
Benefits-UMW*. . . . . . . . . .    129        100         111        340
Salaries and Benefits-Nonunion .     48         46          48        142
Material & Supplies. . . . . . .    169        107         168        444
Billed Services. . . . . . . . .    211        388         149        748
Taxes**. . . . . . . . . . . . .     52         52          53        157
Administrative and General . . .     93        191         205        489
Inventory Adjustments*** . . . .   (103)        27         (36)      (112)
Electricity. . . . . . . . . . .   -            78          78        156
Cost-of-Capital. . . . . . . . .     50         39          35        124

          Total. . . . . . . . . $1,505     $1,841      $1,567     $4,913


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment.  These
    costs are reflected in employee benefits.
*** Represents the net change in transfer costs assigned to coal inventory at the terminal.
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